Exhibit 99.5

Consent OF HENRIQUE PETER J. WORTH

As required by Rule 438 under the Securities Act of 1933, as amended, the undersigned hereby consents to being named as a Director Nominee in the Registration Statement on Form S-1 of CF Finance Acquisition Corp. (the “Company”), originally filed on November 16, 2018, and any and all amendments thereto, registering securities for issuance in the Company’s initial public offering.

Dated: December 7, 2018

/s/ Peter J. Worth
Peter J. Worth